[Letterhead of Movado Group, Inc.]

August 8, 2014

VIA EDGAR

Mr. William H. Thomson
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form 10-K for the Fiscal Year Ended January 31, 2014 Filed March 28, 2014 File number 1-16497

Dear Mr. Thomson,

This letter is submitted on behalf of Movado Group, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended January 31, 2014 (the “Form 10-K”) filed on March 28, 2014 as set forth in your letter dated July 28, 2014 to Efraim Grinberg (the “Comment Letter”).

For reference purposes, the text to the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter, and we have bolded the headings of our responses thereto.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments and our responses refer to the Form 10-K.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form 10-K, as applicable.

As discussed herein, the Company respectfully requests that compliance with the following Comments not require that the Company file an amendment to its annual report on Form 10-K for its fiscal year ended January 31, 2014.   The Company expects to file an annual report on Form 10-K for its fiscal year ending January 31, 2015 by the end of March 2015 and will comply with these requirements in that filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22.

1.  We reviewed your response to comment 1 in our letter dated July 8, 2014 and the revised disclosure you propose to include in future filings.  We do not believe the revised disclosure is sufficient to enable a reader to understand the factors which are causing the international operations to appear to be significantly more profitable than your U.S. operations.  As such, please revise to discuss whether and the extent to which your international operations are more profitable than your U.S. operations (based not only on the presentation of geographic information in your segment footnote but also based on pretax income attributed to international versus domestic operations) and the reasons why.  In doing so, please make an effort to quantify the individual impact of each factor contributing to the differing profitability levels.

Response to Comment No. 1

As mentioned in our response to comment 1 of the Commission’s letter dated July 8, 2014, International operations, as currently included in the segment disclosures, are more profitable than the Company’s U.S. operations primarily due to the inclusion of unallocated corporate expenses and in addition, the International operations include certain intercompany profits attributable to the Company’s supply chain operations in Switzerland and Asia. Such profits are recorded in accordance with the geographic location of those operations (except for the portion related to the Retail supply chain profits which are included in the Company’s U.S. operations).  The Company respectfully proposes that in future disclosures it will quantify the individual impact of each of the factors on U.S. and International wholesale operating (loss) income.

Historical Disclosures

U.S. Wholesale Operating Loss
Operating loss of $1.5 million and $9.2 million, which includes unallocated corporate expenses, was recorded in the United States location of the Wholesale segment for fiscal 2014 and 2013, respectively. The decrease in loss of $7.7 million was due to higher gross profit of $12.4 million, which was primarily attributable to higher sales.  Gross profit was impacted by a $7.5 million pre-tax charge related to the anticipated ESQ Movado watch brand returns and the write down of ESQ Movado excess inventory. The higher gross profit was partially offset by higher SG&A expenses of $4.7 million, which was primarily attributable to higher marketing expense of $3.8 million resulting from the Company’s decision to continue investment in this area to drive sales growth, and which included a $0.8 million pre-tax charge related to the write down of unused displays and point of sale materials as a result of the Company’s decision to reduce the presence of ESQ Movado while expanding the Movado brand offering in certain retail doors.  Also contributing to the increase in SG&A expenses was a recovery of bad debt of $0.9 million in the prior year period due to settlements with certain customers that did not recur. Additionally, the increase in SG&A expenses included higher compensation and benefit expense of $1.5 million recorded during the current year resulting from higher headcount and salary increases, partially offset by a lower accrual for performance-based compensation. Higher office related expenses of $0.5 million also contributed to the increase in SG&A expenses.  These increases were partially offset by a decrease of $1.0 million in charitable contributions made to the Movado Group Foundation and a smaller foreign currency loss of $0.5 million related to the settlement of certain foreign denominated assets.

International Wholesale Operating Income
Operating income of $56.7 million and $47.2 million was recorded in the international location of the Wholesale segment for fiscal 2014 and 2013, respectively. The increase in income of $9.5 million was due to higher gross profit of $13.2 million, which was primarily attributable to higher sales. The higher gross profit was partially offset by higher SG&A expenses of $3.6 million, which included higher marketing expenses of $2.5 million and higher trade show expenses of $2.5 million, primarily related to the Baselworld Watch and Jewelry Show and the effect of fluctuations in foreign currency exchange rates, which unfavorably impacted SG&A expenses for fiscal 2014 by $0.9 million.  These increased SG&A expenses were partially offset by lower compensation and benefit expenses of $2.9 million resulting primarily from a lower accrual for performance-based compensation and lower expenses related to separation agreements.

Future Disclosures
U.S. Wholesale Operating Loss
Operating loss of $1.5 million and $9.2 million, which includes $26.5 million and $27.2 million of unallocated corporate expenses, was recorded in the United States location of the Wholesale segment for fiscal 2014 and 2013, respectively. The decrease in loss of $7.7 million was due to higher gross profit of $12.4 million, which was primarily attributable to higher sales.  Gross profit was impacted by a $7.5 million pre-tax charge related to the anticipated ESQ Movado watch brand returns and the write down of ESQ Movado excess inventory. The higher gross profit was partially offset by higher SG&A expenses of $4.7 million, which was primarily attributable to higher marketing expense of $3.8 million resulting from the Company’s decision to continue investment in this area to drive sales growth, and which included a $0.8 million pre-tax charge related to the write down of unused displays and point of sale materials as a result of the Company’s decision to reduce the presence of ESQ Movado while expanding the Movado brand offering in certain retail doors.  Also contributing to the increase in SG&A expenses was a recovery of bad debt of $0.9 million in the prior year period due to settlements with certain customers that did not recur. Additionally, the increase in SG&A expenses included higher compensation and benefit expense of $1.5 million recorded during the current year resulting from higher headcount and salary increases, partially offset by a lower accrual for performance-based compensation. Higher office related expenses of $0.5 million also contributed to the increase in SG&A expenses.  These increases were partially offset by a decrease of $1.0 million in charitable contributions made to the Movado Group Foundation and a smaller foreign currency loss of $0.5 million related to the settlement of certain foreign denominated assets.

International Wholesale Operating Income
Operating income of $56.7 million and $47.2 million, was recorded in the international location of the Wholesale segment for fiscal 2014 and 2013, respectively, which includes $44.2 million and $40.2 million, respectively, of certain profits related to the Company’s supply chain operations. The increase in income of $9.5 million was due to higher gross profit of $13.2 million, which was primarily attributable to higher sales. The higher gross profit was partially offset by higher SG&A expenses of $3.6 million, which included higher marketing expenses of $2.5 million and higher trade show expenses of $2.5 million, primarily related to the Baselworld Watch and Jewelry Show and the effect of fluctuations in foreign currency exchange rates, which unfavorably impacted SG&A expenses for fiscal 2014 by $0.9 million.  These increased SG&A expenses were partially offset by lower compensation and benefit expenses of $2.9 million resulting primarily from a lower accrual for performance-based compensation and lower expenses related to separation agreements.

Consolidated Financial Statements, page 48

Notes to Consolidated Financial Statements, page 53

Note 13 – Segment Information

2. We reviewed your response to comment 3 in our letter dated July 8, 2014.  Please tell us your consideration of revising your segment disclosures to further clarify which transactions are included in the U. S. location versus international.  For example, your current disclosures do not specify the allocation of supply chain profits (intercompany and otherwise) between the U. S. and international locations.

Response to Comment No. 2
Regarding consideration of clarifying the transactions that are included in the U.S. location versus international, the Company will revise future disclosures to quantify the impact of each of the factors on U.S. and International operating income in a new sub-note to the Graphical Location Data table of Note 13.

Future Disclosures
(9) The United States operating income included $26.5 million, $27.2 million and $23.1 million of unallocated corporate expenses and the International operating income included $44.2 million, $40.2 million and $38.4 million of certain intercompany profits related to the Company’s supply chain operations for the years ended January 31, 2014, 2013 and 2012, respectively.

3. We reviewed your response to comment 4 in our letter dated July 8, 2014.  We consider your luxury brand watches to be a different product or class of product than your licensed brand watches and therefore we think you should disclose revenues by brand category pursuant to the guidance in ASC 280-10-50-40.  We believe the disclosure is particularly relevant due to the differing gross margins you earn from the different brand categories.  Please revise your disclosures accordingly in future filings or tell us why you continue to believe the additional disclosure is not warranted.

Response to Comment No. 3
The Company advises the Staff that in the future it will consider the requirements of ASC paragraph 280-10-50-40 and, as applicable, will include net sales for each brand category for all periods presented in Note 13, Segment Information, of the Notes to Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Future Disclosures

Net sales by category for the years ended January 31, (in thousands):

	2014	2013	2012
Wholesale:
Luxury brand category	$220,267	$207,271	$194,377
Licensed brand category	276,356	226,230	196,594
Retail	59,265	56,189	55,292
After-sales service and all other	14,367	15,788	21,854
	$570,255	$505,478	$468,117

***

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K;

•	Staff comments or changes to disclosures in response to the Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you should have any questions about this letter, please call me at (201) 267-8255.

Very truly yours,

/s/ Sallie A. DeMarsilis
Sallie A. DeMarsilis
Chief Financial Officer